Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

May 8, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 11, 2013
File No. 001-15803

Dear Mr. Rosenberg:

We are writing on behalf of our client, Avanir Pharmaceuticals, Inc. (“Avanir”), regarding the comment letter dated April 14, 2014 issued by the Staff (the “Staff”) of the Securities and Exchange Commission regarding Avanir’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 (the “Comment Letter”).

As discussed with the Staff earlier today, in light of the April 30, 2014 ruling in Avanir’s previously pending patent litigation in the U.S. District Court for the District of Delaware, the Company requests additional time to respond to the Comment Letter. This letter confirms our discussion that Avanir intends to submit a response to the Comment Letter on or before May 16, 2014.

We appreciate the Staff’s assistance with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.